UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant’s name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the six months ended June 30, 2024 and the unaudited consolidated financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the six months ended June 30, 2024.

The information contained in this report on Form 6-K (this “Report”) is hereby incorporated by reference into the Company’s registration statement on Form F-3 ASR (File No. 333-271027), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: August 16, 2024	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) with BP Mauritania Investments Limited, a subsidiary of BP p.l.c (“bp”), entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the commissioning and start-up of various project infrastructure such as the floating production, storage and offloading unit. Delays could result in incremental costs to both parties to the LOA, delay floating liquefaction natural gas vessel (“FLNG”) commissioning works and the start of operations for our FLNG Gimi (“FLNG Gimi”);
•our ability to meet our obligations under our commercial agreements, including the liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli Episeyo (“FLNG Hilli”);
•our ability to meet our obligations with Pan American Energy (“PAE”) in connection with the recently signed agreement on FLNG deployment in Argentina;
•that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG (“MKII FLNG”), one of our FLNG designs, will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investments in a donor vessel for a prospective Mark II project, the Fuji LNG, long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
•changes in our ability to retrofit vessels as FLNGs and our ability to secure financing for such conversions on acceptable terms or at all;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•increased tax liabilities in the jurisdictions where we are currently operating or have previously operated;
•global economic trends, competition and geopolitical risks, including impacts from the 2024 U.S. presidential election, the length and severity of future pandemic outbreaks, rising inflation and the ongoing conflicts in Ukraine and the Middle East, potential for trade wars or conflict between the US and China, attacks on vessels in the Red Sea and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
•failure of shipyards to comply with schedules, performance specifications or agreed prices;
•continuing volatility in the global financial markets, including but not limited to commodity prices, foreign exchange rates and interest rates;
•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in the availability of vessels to purchase and in the time it takes to build new vessels or convert existing vessels and our ability to obtain financing on acceptable terms or at all;

•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our future projects and other contracts to which we are a party;
•our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;
•increases in operating costs as a result of inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance, spares and redeployment related modification costs;
•changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
•claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Energos Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
•the ability of Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, FLNGs or other parts of the natural gas and LNG supply;
•changes to rules on climate-related disclosures as required by U.S. Securities and Exchange Commission (the “Commission”), including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•changes in the supply of or demand for LNG or LNG carried by sea for LNG carriers or FLNGs and the supply of natural gas or demand for LNG in Brazil;
•a material decline or prolonged weakness in charter rates for LNG carriers or tolling rates for FLNGs;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on March 28, 2024 (the “2023 Annual Report”).

We caution readers of this Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report, and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2024 and 2023. Throughout this Report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us” and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or to all such entities. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE), the third-party purchaser of our former affiliates, Golar LNG Partners LP and Hygo Energy Transition Ltd, which acquisition closed on April 15, 2021. References to “CoolCo” refer to Cool Company Ltd (Euronext Growth/NYSE: CLCO) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this Report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our 2023 Annual Report.

Overview

Our strategy is to provide market leading FLNG operations and focus our balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders a proven, quick and low-cost delivering solution to monetize stranded gas reserves. Our industry leading FLNG operational track record and FLNG growth prospects allow gas resource holders, developers and customers a low-cost, low-risk, quick-delivering solution for natural gas liquefaction.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and Financial Review and Prospects - Significant Developments since January 1, 2024” of our 2023 Annual Report.

Since June 30, 2024, certain recent and other developments that have occurred are as follows:

•Gimi’s LOA Amendment Deed

In August 2024, we entered into an LOA Amendment Deed to resolve the ongoing LOA contract interpretation dispute (the “Amendment Deed”). The Amendment Deed simplified the contractual cash flows and settled previous disputes related to payment mechanisms for pre-Commercial Operations Date (“pre-COD”) cashflows and re-aligns both Golar and bp towards the successful completion of the GTA Project and reaching COD. Consequentially, all existing disputes, including the arbitration process have been settled.

The Amendment Deed includes a step-up mechanism for daily payments, which are tied to project milestones pre-COD, secured by defined long-stop dates. Golar will also be entitled to receive lump sum bonus payments upon the achievement of specific project milestones. Under the terms of the Amendment Deed, Golar expects to receive approximately $220 million across 2024 and 2025 in pre-COD compensation inclusive of milestone bonuses, of which approximately $130 million will be invoiced in 2024. The $110 million that Golar has paid bp in liquidated damages for the period up until January 10, 2024 will remain with bp. It is expected that this pre-COD compensation, net of paid liquidated damages, will be deferred on the balance sheet until COD.

•20-year FLNG deployment project with Pan American Energy

In July 2024, we entered into definitive agreements with Pan American Energy (“PAE”) for a 20-year FLNG deployment project in Argentina, expected to generate an annual Adjusted EBITDA of $300 million, before the commodity-linked earnings. The fully executed agreements include a Gas Sales Agreement from PAE for the supply of gas and FLNG charter agreement with us. A Final Investment Decision (“FID”) expected before year-end is subject to receipt of regulatory and environmental approvals and fulfillment of customary closing conditions to each parties’ satisfaction.

As part of the agreements, Golar will also hold a 10% stake in Southern Energy S.A., a dedicated joint venture with PAE, responsible for the purchase of domestic natural gas, operations and sale and marketing of LNG volumes from Argentina.

•Dividends

In August 2024, we declared a dividend of $0.25 per share in respect of the three months ended June 30, 2024 to shareholders of record on August 26, 2024, which will be paid on or around September 3, 2024.

•2024 Annual General Assembly

In August 2024, we held our annual general meeting to re-elect all our directors, re-appoint Ernst & Young LLP as our auditors and approve the remuneration of our directors for the year ending December 31, 2024.

Operating and Financial Review

See note 4 “Segment Information” of the unaudited consolidated financial statements included herein for additional information on our segments.

Reconciliations of consolidated net income to Adjusted EBITDA for the six months ended June 30, 2024 and 2023 are as follows:

(in thousands of $)	2024	2023
Net income/(loss)	101,725	(85,659)
Income taxes	278	1,697
Income/(loss) before income taxes	102,003	(83,962)
Depreciation and amortization	26,256	25,027
Impairment of long-lived assets	—	5,021
Unrealized loss on oil and gas derivative instruments	13,902	191,657
Realized and unrealized mark-to-market losses on investment in listed equity securities	—	62,308
Other non-operating income, net	—	(9,823)
Interest income	(18,582)	(23,318)
Interest expense	—	972
Gains on derivative instruments, net	(6,309)	(2,297)
Other financial items, net	2,694	1,375
Net losses from equity method investments	2,339	296
Net income from discontinued operations	—	(293)
Adjusted EBITDA (1)	122,303	166,963
(1) Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net income before net (income)/loss from discontinued operations, net losses from equity method investments, income taxes, net other financial items, net gains on derivative instruments, interest expense, interest income, net other non-operating income, realized and unrealized mark-to-market losses/(gains) on investment in listed equity securities, unrealized loss/(gain) on oil and gas derivative instruments, impairment of long-lived assets and depreciation and amortization. Adjusted EBITDA increases the comparability of our operational performance from period to period and against the operational performance of other companies without regard to our financing methods or capital structure. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

The following details our consolidated results of operations for the six months ended June 30, 2024 and 2023:

Depreciation and amortization: The increase of $1.2 million for the six months ended June 30, 2024 compared to the same period in 2023 was due to commencement of the Fuji LNG's depreciation following her acquisition in March 2024 and increased amortization charge for the Golar Arctic following the completion of her drydock in November 2023.

Impairment of long-lived assets: The impairment charge of $5.0 million for the six months ended June 30, 2023 was associated with our previous LNG carrier, the Gandria. In May 2023, we entered into an agreement to sell the Gandria for net consideration of $15.2 million, which resulted in an impairment charge at the measurement date. There was no comparable impairment charge in the same period for 2024.

Unrealized loss on oil and gas derivative instruments:

	Six months ended June 30,
(in thousands of $)	2024	2023
Unrealized gain/(loss) on FLNG Hilli’s oil derivative instrument	15,092	(74,840)
Unrealized loss on FLNG Hilli’s gas derivative instrument	(5,294)	(94,642)
Unrealized mark-to-market adjustment on commodity swap derivatives	(23,700)	(22,175)
Unrealized loss on oil and gas derivative instruments	(13,902)	(191,657)

•Unrealized gain/(loss) on FLNG Hilli's oil derivative instrument: This reflects the mark-to-market (“MTM”) movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor over the remaining term of the LTA. The increase of unrealized gain of $89.9 million resulted in an unrealized gain for the six months ended June 30, 2024 compared to unrealized loss for the six months ended June 30, 2023 was driven by the volatility in the future Brent linked crude oil price curve over the LTA’s remaining term.

•Unrealized loss on FLNG Hilli’s gas derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 million tonnes (“mtpa”) incremental LNG capacity to the end of the LTA which is linked to the Dutch Title Transfer Facility (“TTF”) gas prices and forecast Euro/USD exchange rates. The decrease in unrealized MTM loss of $89.3 million for the six months ended June 30, 2024 compared to the same period in 2023 was primarily driven by the volatility in the future TTF linked gas price curve over the LTA’s remaining term.

•Unrealized MTM adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure to the TTF linked earnings on the FLNG Hilli (100% of which were attributable to us). The increase of $1.5 million in unrealized MTM loss for the six months ended June 30, 2024 compared to the same period in 2023 was due to 50% reduction in the hedged exposure of TTF gas price curves. This was offset by additional commodity swaps entered during the first quarter of 2023, which exposed us to the volatility of TTF linked gas price curves. Our exposure is economically hedged by swapping variable cash receipts linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties of which the resultant adjustments are presented in “Realized MTM adjustment on commodity swap derivatives,” in the unaudited consolidated statements of operations.

Realized and unrealized (losses)/gains on our investment in listed equity securities: This reflects the MTM movements related to changes in the fair value of the Class A NFE common shares (“NFE Shares”). During the six months ended June 30, 2023, we sold 1.2 million of our NFE Shares at a price range between $36.90 and $40.38 per share for an aggregate consideration of $45.6 million and used our remaining 4.1 million NFE Shares as part payment for the reacquisition of NFE’s 1,230 common units in Golar Hilli LLC (“Hilli LLC”) which resulted in realized MTM losses of $62.3 million for the six months ended June 30, 2023. There was no comparable expense in the same period for 2024.

Other non-operating income, net: This was related to the dividend income received from our NFE Shares prior to its disposal in 2023. There was no comparable income in the same period for 2024.

Interest income: The decrease of $4.7 million for the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to a reduced short-term money-market deposit balance held during the six months ended June 30, 2024 compared to the same period in 2023.

Gains on derivative instruments, net:

	Six months ended June 30,
(in thousands of $)	2024	2023
Net interest income on undesignated interest rate swap (“IRS”) derivatives	4,555	3,750
Unrealized MTM adjustment for IRS derivatives	1,754	(1,453)
Gains on derivative instruments, net	6,309	2,297

•Net interest income on undesignated IRS derivatives: This reflects the net interest income in relation to our IRS derivatives. The increase of $0.8 million for the six months ended June 30, 2024 compared to the same period in 2023 was largely driven by the movements of the reference rates.

•Unrealized MTM adjustment for IRS derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of June 30, 2024 and 2023, we had an IRS portfolio with notional amounts of $539.0 million and $729.8 million, respectively, none of which are designated as hedges for accounting purposes. The $3.2 million increase in unrealized MTM gains for the six months ended June 30, 2024 was driven by higher long-term swap rates, partially offset by a decrease in the notional value of our swap portfolio and fair value adjustments related to our creditworthiness and that of our counterparties.

Other financial items, net:

	Six months ended June 30,
(in thousands of $)	2024	2023
Amortization of debt guarantees	827	1,034
Foreign exchange gain/(loss) on operations	460	(1,427)
Financing arrangement fees and other related costs	(3,768)	(799)
Others	(213)	(183)
Other financial items, net	(2,694)	(1,375)

•Foreign exchange gain/(loss) on operations: The increase of $1.9 million gain for the six months ended June 30, 2024 compared to foreign exchange loss for the six month ended June 30, 2023 was mainly driven by the favorable foreign exchange movements of the Norwegian Krone and British Pound Sterling against the U.S. Dollar; and

•Financing arrangement fees and other related costs: The increase of $3.0 million for the six months ended June 30, 2024 compared to the same period in 2023 was mainly due to $3.7 million of fees from the parent of the CSSC entity that we consolidate. There was no comparable expenses in the same period in 2023.

Net losses from equity method investments: The increase of $2.0 million net losses for the six months ended June 30, 2024 compared to the same period in 2023 were due to:

•a $0.5 million loss on disposal of our shareholding in MGAS Comercializadora de Gás Natural Ltda (“MGAS”). for the six months ended June 30, 2024, compared to a $0.8 million gain on disposal of our shareholding in CoolCo for the same period in 2023; and

•our share of net earnings in CoolCo of $1.5 million for the six months ended June 30, 2023. There was no comparable income in the same period in 2024.

FLNG segment

This relates to activities of the FLNG Hilli, FLNG Gimi and our other FLNG projects.

	Six months ended June 30,
(in thousands of $)	2024	2023

Total operating revenues	112,488	116,594
Realized gain on oil and gas derivative instruments, net	70,537	103,903
Vessel operating expenses	(41,549)	(31,512)
Voyage, charterhire and commission expenses	—	(300)
Administrative expenses	(437)	(92)
Project development expenses	(2,385)	(2,237)
Other operating income	—	2,499
Adjusted EBITDA	138,654	188,855

Other Financial Data:
Liquefaction services revenue	112,488	116,594
Amortization of deferred commissioning period revenue, amortization of Day 1 gains, accrued overproduction revenue (1) and other	(8,027)	(12,056)
Realized gain on oil and gas derivative instruments, net	70,537	103,903
FLNG tariff, net (2)	174,998	208,441
(1) Accrued overproduction revenue relates to revenue accrued for production in excess of the FLNG Hilli’s annual contracted base capacity pursuant to LTA Amendments 2 and 4.

(2) FLNG tariff, net is a non-U.S. GAAP financial measure and is calculated by taking the liquefaction services revenue adjusted for the amortization of deferred commissioning period revenue and Day 1 gains (deferred revenues), the unwinding of liquidated damages, accrued underutilization, accrued overproduction revenue and the realized gains on oil and gas derivative instruments. FLNG tariff, net reflects the cash earnings of FLNG Hilli in a given period which consists of the base tolling fees, oil linked fees, gas linked fees, billed overproduction revenue and underutilization adjustment invoiced to the customer. FLNG tariff, net increases the comparability of our FLNG performance from period to period and against the performance of other operational FLNGs. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Total operating revenues:

	Six months ended June 30,
(in thousands of $)	2024	2023
Base tolling fee	102,251	102,251
Amortization of deferred commissioning period revenue	2,054	2,043
Amortization of Day 1 gains	6,253	6,219
Accrued overproduction revenue	—	4,074
Incremental base tolling fee	2,500	2,500
Other	(570)	(493)
Total operating revenues	112,488	116,594

•Accrued overproduction revenue: In April 2023, we entered into the fourth amendment to the LTA (the “LTA Amendment 4”) where we agreed with Perenco Cameroon S.A. and Société Nationale des Hydrocarbures (together, the “Customer”) to increase contract year 2023 annual contracted capacity by 0.04 million tonnes (from 1.4 million tonnes to 1.44 million tonnes) resulting from the inclusion of contract year 2022 underutilization into contract year 2023 annual LNG production.

For the six months ended June 30, 2023, we estimated $6.6 million of overproduction variable consideration. Pursuant to the fourth amendment to the LTA, we agreed with the Customer to increase contract year 2023 annual contracted capacity to offset the 2022 underproduction. The recognition was bifurcated between “Liquefaction services revenue” and “Other operating income” financial statement line items, of $4.1 million and $2.5 million, respectively. There were no comparable amounts for the six months ended June 30, 2024. See note 5 “Revenue” of the unaudited consolidated financial statements included herein for additional information.

Realized gain on oil and gas derivative instruments:

	Six months ended June 30,
(in thousands of $)	2024	2023
Realized gain on FLNG Hilli’s oil derivative instrument	36,656	36,156
Realized MTM adjustment on commodity swap derivatives	24,719	42,066
Realized gain on FLNG Hilli’s gas derivative instrument	9,162	25,681
Realized gain on oil and gas derivative instruments, net	70,537	103,903

•Realized MTM adjustment on commodity swap derivatives: We entered into commodity swaps to hedge our exposure of FLNG Hilli’s tolling fee that is linked to the TTF index pursuant to the LTA Amendment 2 (100% of which were attributable to us). The decrease of $17.3 million for the six months ended June 30, 2024 compared to the same period in 2023 was driven by a 50% reduction in the hedged exposure of TTF gas price curves.

•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF prices and the Euro/USD foreign exchange movements. The decrease of $16.5 million for the six months ended June 30, 2024 compared to the same period in 2023 was driven by a decreased one-month look-back average TTF price of €29.79 for the six months ended June 30, 2024 compared to €58.29 for the six months ended June 30, 2023.

FLNG Tariff, net: The decrease of $33.4 million for the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to the decrease in the realized gains on FLNG Hilli’s oil and gas derivative instruments, net.

Vessel operating expenses: The increase of $10.0 million for the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to:

•$2.9 million increase in FLNG Gimi's operating expenses resulting from the delays to the commencement of the FLNG commissioning; and

•$7.6 million increase in FLNG Hilli's operating expenses, primarily due to a $3.0 million increase in repairs, stores and consumables incurred during 2024 in relation to a planned maintenance window, a $3.0 million increase in management fees and a $1.0 million increase in crew costs given the 2023 costs were suppressed by the release of accruals for crew taxes following the finalization of the 2022 local tax return in 2023.

Corporate and other segment

This relates to our activities including ship management, administrative and ship operation and maintenance services. We have offices in Bermuda, London and Oslo that provide FLNG commercial, operational and technical support, crew management services and supervision, corporate secretarial, accounting and treasury services.

	Six months ended June 30,
(in thousands of $)	2024	2023

Total operating revenues	10,830	24,044
Vessel operating expenses	(10,193)	(9,670)
Voyage, charterhire and commission expenses	(33)	(19)
Administrative expenses	(12,472)	(17,979)
Project development expenses	(1,952)	(34,713)
Other operating income	—	7,817
Adjusted EBITDA	(13,820)	(30,520)

Total operating revenues: The decrease of $13.2 million for the six months ended June 30, 2024 compared to the same period in 2023 was mainly due to:

•$13.8 million decrease in revenue following completion of the Development Agreement entered into with Snam for the drydocking, site commissioning and hook-up services of Italis LNG (formerly known as Golar Tundra) in May 2023. There was no comparable revenue for the same period in 2024;
•$1.3 million decrease in vessel management and administrative service fees, mainly charged to our former equity method investment, CoolCo; and
•partially offset by a $2.0 million increase in vessel operation and maintenance fees for the Italis LNG, which commenced in late May 2023.

Administrative expenses: The decrease of $5.5 million for the six months ended June 30, 2024, compared to the same period in 2023, was primarily due to:

•$3.7 million allocation of management and consultancy fees to vessel operating expenses of our FLNG segment due to time spent on FLNGs; and
•$0.4 million reclassification of professional fees to project development expenses, as these fees were related to pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization.

Project development expenses: The decrease of $32.8 million for the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to:

•$27.1 million decrease in professional fees and cost of materials to complete the Development Agreement on Italis LNG. There were no comparable expenses for the same period in 2024;
•$8.5 million decrease in engineering and professional fees related to the future sale of Golar Arctic to Snam following her conversion to FSRU (the “Arctic SPA”) which was terminated in June 2023 when Snam’s option to exercise the notice to proceed lapsed; and
•$2.8 million increase in professional and consultancy fees for other business development opportunities.

Other operating income: In June 2023, Snam's option to exercise the notice to proceed with the Arctic SPA lapsed. Consequently, we retained and recognized the non-refundable first advance payment of $7.8 million as income. There was no comparable income for the same period in 2024.

Shipping segment
Our shipping segment is comprised of transportation operations of our LNG carriers. We charter out LNG carriers on fixed term to customers.

	Six months ended June 30,
(in thousands of $)	2024	2023

Total operating revenues	6,330	10,860
Vessel operating expenses	(5,394)	(2,100)
Voyage, charterhire and commission expenses	(3,448)	(141)
Administrative (expense)/income	(18)	9
Project development income	(1)	—
Adjusted EBITDA	(2,531)	8,628

Total operating revenues: The decrease of $4.5 million for the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to:

•$7.9 million lower Golar Arctic revenue given she was mostly on commercial waiting time during the six months ended June 2024; and
•partially offset by a $3.3 million increase in revenue from Fuji LNG following its acquisition in March 2024. The Fuji LNG is currently operating as an LNG carrier until her conversion to an FLNG.

Vessel operating expenses: The increase of $3.3 million for the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to:

•$1.9 million increase due to the operations of the Fuji LNG following its acquisition in March 2024; and
•$1.6 million increase in insurance costs due to the war risk insurance rebate receipt in March 2023. There were no comparable receipts for the same period in 2024.

Voyage, charterhire and commission expenses: This comprised of charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase of $3.3 million for the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to $2.0 million and $1.4 million increase in fuel costs for the Golar Arctic and the Fuji LNG, respectively, during their commercial waiting time.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments, FLNG conversion projects and FLNG MKII project related commitments. We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of June 30, 2024, we had cash and cash equivalents (including short-term deposits) of $621.5 million, of which $93.9 million is restricted cash. Included within restricted cash is $61.0 million in respect of the issuance of a letter of credit by a financial institution to the Customer, $17.6 million cash belonging to the lessor VIE that we are required to consolidate under U.S. GAAP and $12.4 million in respect of the Operation and Maintenance Agreement with LNG Hrvatska d.o.o. Refer to note 12 “Restricted Cash and Short-term Deposits” of our unaudited consolidated financial statements included herein for additional details.

Since June 30, 2024, transactions impacting our cash flows include:

Receipts of:
•$8.2 million of scheduled receipts in relation to net settlement of our commodity swap arrangements; and
•$7.3 million of pre-commissioning contractual cash flows received in relation to the Gimi LOA.

Payments of:
•$5.5 million of additions to the asset under development, the Gimi;
•$1.4 million of capital expenditure on the MKII FLNG, comprised of engineering services and long lead items; and
•$1.0 million of scheduled loan and interest repayments.

Borrowing activities

As of June 30, 2024, we were in compliance with all our covenants under our various loan agreements. See note 17 “Debt” in our unaudited consolidated financial statements included herein for additional information.

Security, Debt and Lease Restrictions

Certain of our financing agreements are collateralized by vessel mortgages. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or buy-back additional shares in excess of existing allowances and certain restrictions on the payment of dividends. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of these existing covenants contained in the financing agreements. Many of our debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, a free liquid asset ratio, a tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50.0 million of cash and cash equivalents on a consolidated basis at each balance sheet date.

Cash Flows

	Six months ended June 30,
(in thousands of $)	2024	2023
Net cash provided by continuing operations	92,209	85,998
Net cash provided by discontinued operations	—	276
Net cash used in continuing investing activities	(124,384)	(21,501)
Net cash used in continuing financing activities	(117,774)	(175,237)
Net movement in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale	—	369
Net decrease in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale	(149,949)	(110,095)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	771,470	1,012,881
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	621,521	902,786

Continuing and discontinued operations

The increase in net cash provided by continuing operations of $6.2 million for the six months ended June 30, 2024 compared to the same period in 2023 was mainly due to the improvement in general timing of working capital for six months ended June 30, 2024.

The net cash provided by discontinued operations of $0.3 million for the six months ended June 30, 2023 was in relation to the disposal of our vessel operations in Malaysia to CoolCo which was completed in May 2023. There was no comparable cash movement in the same period in 2024.

Investing activities

Net cash flows used in investing activities for the six months ended June 30, 2024 and 2023 were $124.4 million and $21.5 million, respectively, and were comprised of:

2024
•$89.0 million of additions in relation to the Gimi’s FLNG conversion;
•$63.5 million final settlement paid for Fuji LNG, a donor vessel in relation to our Mark II project and additions to office equipment;
•$27.3 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS; and
•$0.8 million of consideration received from the sale of our investment in MGAS.

2023
•$138.1 million of additions in relation to the Gimi’s FLNG conversion;
•$56.1 million net proceeds from the sale of 4.5 million CoolCo shares;
•$45.6 million net proceeds from the sale of 1.2 million NFE Shares;
•$21.1 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS;
•$15.5 million deposit paid for a donor vessel in relation to our MKII FLNG project;
•$11.1 million of dividends received from our NFE Shares prior to disposal;
•$3.5 million revolving shareholder loan advanced to Avenir; and
•$2.3 million of advance consideration received from the sale of Gandria.

Financing activities

Net cash flows used in financing activities for the six months ended June 30, 2024 and 2023 were $117.8 million and $175.2 million, respectively, and were comprised of:

2024
•$56.7 million total dividends paid, which comprised $52.0 million and $4.7 million to the stockholders of Golar LNG and Hilli LLC, respectively;
•$46.3 million of scheduled debt repayments which includes $42.7 million of repayments made by our lessor VIE;
•$14.2 million paid to repurchase our own shares under our share repurchase program; and
•$0.6 million financing costs paid in relation to the Gimi facility.

2023
•$100.0 million paid to acquire 1,230 common units of Hilli LLC from NFE;
•$85.0 million drawdown from the Gimi facility;
•$56.0 million of scheduled debt repayments which includes $52.4 million of repayments made by our lessor VIE;
•$44.5 million total dividends paid, which comprised $27.7 million and $17.8 million to the stockholders of Golar LNG and Hilli LLC, respectively;
•$29.4 million paid to repurchase our own shares under our share repurchase program;
•$20.4 million partial repurchases of our $300 million senior unsecured bonds (“Unsecured Bonds”) in March 2023 and April 2023; and
•$9.8 million financing costs paid predominantly in relation to fees on the amendment for FLNG Hilli’s sale and leaseback facility and the Unsecured Bonds.

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)	Notes	Six months ended June 30,
		2024	2023
Liquefaction services revenue	5	112,488	116,594
Vessel management fees and other revenues	5, 21	10,830	24,044
Time and voyage charter revenues	10	6,330	10,860
Total operating revenues		129,648	151,498

Vessel operating expenses		(57,136)	(43,282)
Voyage, charterhire and commission expenses		(3,481)	(460)
Administrative expenses		(12,927)	(18,062)
Project development expenses		(4,338)	(36,950)
Depreciation and amortization		(26,256)	(25,027)
Impairment of long-lived assets		—	(5,021)
Total operating expenses	4	(104,138)	(128,802)

Realized and unrealized gain/(loss) on oil and gas derivative instruments	4, 7	56,635	(87,754)
Other operating income	5	—	10,316
Total other operating income/(losses)		56,635	(77,438)

Operating income/(losses)		82,145	(54,742)

Realized and unrealized mark-to-market losses on our investment in listed equity securities		—	(62,308)
Other non-operating income, net		—	9,823
Total other non-operating losses	8	—	(52,485)

Interest income	20	18,582	23,318
Interest expense, net		—	(972)
Gains on derivative instruments, net	9	6,309	2,297
Other financial items, net	9	(2,694)	(1,375)
Net financial income		22,197	23,268

Income/(loss) before taxes and net income from equity method investments		104,342	(83,959)
Income taxes expense		(278)	(1,697)
Net losses from equity method investments	15	(2,339)	(296)
Net income/(loss) from continuing operations		101,725	(85,952)

Net income from discontinued operations		—	293

Net income/(loss)		101,725	(85,659)

Net income attributable to non-controlling interests		(20,598)	(20,749)
Total net income attributable to non-controlling interests		(20,598)	(20,749)

Net income/(loss) attributable to stockholders of Golar LNG Limited		81,127	(106,408)

Basic earnings/(loss) per share from continuing operations ($)	6	0.78	(0.99)
Dilutive earnings/(loss) per share from continuing operations ($)	6	0.77	(0.99)
Basic and dilutive earnings/(loss) per share from discontinued operations ($)	6	—	0.00
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(in thousands of $)	Notes	Six months ended June 30,
		2024	2023

Net income/(loss)		101,725	(85,659)

Other comprehensive (loss)/income:
(Losses)/gains associated with pensions, net of tax (1)		(1,251)	1,456
Share of equity method investment’s comprehensive gain (2)		288	184
Net other comprehensive (loss)/income		(963)	1,640

Comprehensive income/(loss)		100,762	(84,019)

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited		80,164	(104,768)
Non-controlling interests		20,598	20,749
Comprehensive income/(loss)		100,762	(84,019)
(1) In May 2024, we entered into a buy-in insurance agreement in relation to one of our defined benefit pension plans. This resulted to the disinvestment of the pension plan's assets previously held by a third-party financial institution and a net charge to other comprehensive (loss)/income of $1.4 million, netted off by the amortization of actuarial gains of $0.1 million for the six months ended June 30, 2024.
(2) No tax impact for the six months ended June 30, 2024 and 2023.
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2024	2023
	Notes	June 30,	December 31,
(in thousands of $)		Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents		527,591	679,225
Restricted cash and short-term deposits	12	19,539	18,115
Trade accounts receivable		31,511	38,915
Amounts due from related parties	21	—	7,312
Other current assets	13	146,465	71,997
Total current assets		725,106	815,564

Non-current assets
Restricted cash	12	74,391	74,130
Equity method investments	15	50,153	53,982
Asset under development	14	1,692,854	1,562,828
Vessels and equipment, net		1,129,700	1,077,677
Non-current amounts due from related parties	21	7,525	—
Other non-current assets	16	441,289	499,806
Total assets		4,121,018	4,083,987

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	17	(353,334)	(342,566)
Trade accounts payable		(88,985)	(7,454)
Accrued expenses		(117,093)	(144,810)
Other current liabilities	18	(25,009)	(50,950)
Total current liabilities		(584,421)	(545,780)

Non-current liabilities
Long-term debt	17	(820,258)	(874,164)
Other non-current liabilities	19	(52,330)	(61,600)
Total liabilities		(1,457,009)	(1,481,544)

EQUITY
Stockholders’ equity		(2,086,096)	(2,067,669)
Non-controlling interests		(577,913)	(534,774)

Total liabilities and equity		(4,121,018)	(4,083,987)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Notes	Six months ended June 30,
(in thousands of $)		2024	2023
OPERATING ACTIVITIES
Net income/(loss)		101,725	(85,659)
Add: Net income from discontinued operations		—	(293)
Net income/(loss) from continuing operations		101,725	(85,952)
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization		26,256	25,027
Amortization of deferred charges and debt guarantees, net		1,983	512
Impairment of long-lived assets	4	—	5,021
Net loss from equity method investments	15	2,339	296
Drydocking expenditure		(1,375)	—
Compensation cost related to employee stock awards		4,240	3,858
Net foreign exchange (gains)/losses	9	(460)	1,426
Change in fair value of investment in listed equity securities	8	—	62,308
Change in fair value of derivative instruments (interest rate swaps)	9	(1,754)	1,453
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains		7,649	185,438
Changes in assets and liabilities:
Trade accounts receivable		4,883	4,314
Other current and non-current assets		(39,787)	(113,535)
Amounts due from related parties		(185)	384
Trade accounts payable		4,910	2,572
Accrued expenses		9,006	5,407
Other current and non-current liabilities		(27,221)	(12,531)
Net cash provided by continuing operations		92,209	85,998

Net income from discontinued operations		—	293
Depreciation and amortization		—	20
Gain on disposal and impairment of long-lived assets		—	(27)
Compensation cost related to employee stock awards		—	3
Net foreign exchange losses		—	17
Changes in assets and liabilities:
Other current and non-current assets		—	300
Trade accounts payable		—	(2)
Accrued expenses		—	(165)
Other current and non-current liabilities		—	(163)
Net cash provided by discontinued operations		—	276

	Notes	Six months ended June 30,
(in thousands of $)		2024	2023
INVESTING ACTIVITIES
Additions to assets under development		(88,965)	(138,102)
Additions to vessels and equipment		(63,519)	(619)
Proceeds from subscription of equity interest in Gimi MS	11	27,278	21,118
Proceeds from sale of equity method investments	15	822	56,097
Deposit paid for vessel	16	—	(15,500)
Loan advanced to related parties	21	—	(3,500)
Proceeds from sale of listed equity securities	8	—	45,552
Dividends received from listed equity securities		—	11,128
Consideration received for long-lived assets held for sale	5	—	2,325
Net cash used in continuing investing activities		(124,384)	(21,501)

FINANCING ACTIVITIES
Cash dividends paid		(56,708)	(44,537)
Repayments of short-term and long-term debt		(46,317)	(76,397)
Purchase of treasury shares		(14,180)	(29,447)
Financing costs paid		(569)	(9,809)
Reacquisition of common units in Hilli LLC		—	(100,047)
Proceeds from short-term and long-term debt		—	85,000
Net cash used in continuing financing activities		(117,774)	(175,237)

Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the beginning of period		—	369
Net increase in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale		—	369

Net decrease in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale		(149,949)	(110,095)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period		771,470	1,012,881
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period		621,521	902,786
Supplemental note to the unaudited consolidated statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited consolidated statements of cash flows:

(in thousands of $)	June 30, 2024	December 31, 2023	June 30, 2023	December 31, 2022
Cash and cash equivalents	527,591	679,225	770,567	878,838
Restricted cash and short-term deposits	19,539	18,115	58,495	21,693
Restricted cash (non-current portion)	74,391	74,130	73,724	112,350
	621,521	771,470	902,786	1,012,881
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2022 (Audited)	107,226	1,936,746	200,000	(5,811)	262,063	2,500,224	399,950	2,900,174
Net (loss)/income	—	—	—	—	(106,408)	(106,408)	20,749	(85,659)
Dividends	—	—	—	—	(26,695)	(26,695)	(17,842)	(44,537)
Employee stock compensation	—	3,638	—	—	—	3,638	—	3,638
Forfeiture of employee stock compensation	—	(73)	—	—	—	(73)	—	(73)
Restricted stock units	198	(198)	—	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation (note 11)	—	—	—	—	—	—	21,118	21,118
Repurchase and cancellation of treasury shares	(1,397)	—	—	—	(28,051)	(29,448)	—	(29,448)
Other comprehensive income	—	—	—	1,640	—	1,640	—	1,640
Reacquisition of common units of Hilli LLC (note 11)	—	(251,249)	—	—	—	(251,249)	35,644	(215,605)
Balance at June 30, 2023	106,027	1,688,864	200,000	(4,171)	100,909	2,091,629	459,619	2,551,248

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2023 (Audited)	104,578	1,691,128	200,000	(5,072)	77,035	2,067,669	534,774	2,602,443
Net income	—	—	—	—	81,127	81,127	20,598	101,725
Dividends	—	—	—	—	(51,971)	(51,971)	(4,737)	(56,708)
Employee stock compensation	—	4,174	—	—	—	4,174	—	4,174
Forfeiture of employee stock compensation	—	(102)	—	—	—	(102)	—	(102)
Restricted stock units	87	(87)	—	—	—	—	—	—
Exercise of share options	17	325	—	—	—	342	—	342
Proceeds from subscription of equity interest in Gimi MS Corporation (note 11)	—	—	—	—	—	—	27,278	27,278
Repurchase and cancellation of treasury shares	(679)	—	—	—	(13,501)	(14,180)	—	(14,180)
Other comprehensive loss	—	—	—	(963)	—	(963)	—	(963)
Balance at June 30, 2024	104,003	1,695,438	200,000	(6,035)	92,690	2,086,096	577,913	2,664,009

(1) Contributed Surplus is “capital” that can be returned to stockholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) As at June 30, 2024 and 2023, our accumulated other comprehensive loss consisted of (i) $5.0 million and $3.6 million losses in relation to our pension and post-retirement benefit plan and $1.0 million and (ii) $0.6 million for our share of equity method investment’s comprehensive losses, respectively.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG”) shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

Our operations have evolved from LNG shipping, floating regasification, combined cycle gas fired power plants to our current focus on floating liquefaction operations. We design, construct, own and operate marine infrastructure for the liquefaction of natural gas, storage and offloading of LNG. As of June 30, 2024, our fleet was comprised of two floating liquefaction natural gas vessels (“FLNGs”), the Hilli Episeyo (the “FLNG Hilli”) which is operational and Gimi (the “FLNG Gimi”), which is moored offshore Mauritania and Senegal, ready for connection to the upstream project infrastructure and two LNG carriers, of which the Fuji LNG has been earmarked as donor vessel for FLNG conversion.

We are listed on the Nasdaq under the ticker: “GLNG”.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our”, “us” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

2.    ACCOUNTING POLICIES

Basis of accounting

These unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual consolidated financial statements, and should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2023, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on March 28, 2024.

Significant accounting policies

The accounting policies adopted in the preparation of these unaudited consolidated financial statements for the six months ended June 30, 2024 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2023, except for those discussed below and disclosed in note 3.

Contingencies

We may, from time to time, be involved in various legal proceedings, claims, lawsuits and complaints that arise in the ordinary course of business. We will recognize a contingent liability in our consolidated financial statements if the contingency has occurred at the balance sheet date and where we believe that the likelihood of loss was probable and the amount can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will recognize the lower amount within the range. A contingent gain is only recognized when the amount is considered realized or realizable. Legal costs are expensed as incurred.

Use of estimates

The preparation of our consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. We base our estimates, judgments and assumptions on our historical experience and on information that we believe to be reasonable under the circumstances at the time they are made. Estimates and assumptions about future events and their effects cannot be perceived with certainty and these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from these estimates. Estimates are used for, but are not limited to, determining the recoverability of our vessels and asset under development and the valuation of our oil and gas derivative instruments. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, charter rates, vessel operating expenses and drydocking requirements.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. We adopted this with effect from January 1, 2024. The adoption of ASU 2022-03 had no impact on our consolidated financial statements.

In November 2023, the FASB issued 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. We adopted this with effect from January 1, 2024. The adoption of ASU 2023-07 had no impact on our interim financial statements in 2024. We expect the impact of adoption of ASU 2023-07 to be limited to additional segment disclosures in our annual financial statements in 2024 and in our interim financial statements in 2025.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of June 30, 2024:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2023-05 Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement
Removes diversity in practice and requires certain joint ventures, upon formation to apply a new basis of accounting consistent with ASC 805 Business Combinations in the joint venturer’s separate financial statements. This guidance is effective for all joint ventures with a formation date on or after January 1, 2025; early adoption is permitted.

		January 1, 2025	No impact currently expected as a result of the adoption of this ASU.
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	These amendments enhance disclosures relating to income taxes, including the income tax rate reconciliation and information related to income taxes paid. The guidance is effective for us on January 1, 2025. Early adoption is permitted.	January 1, 2025	We are assessing the impact of this ASU. Upon adoption, if material, the impact will be limited to additional disclosure requirements in our annual financial statements in 2025.

4.    SEGMENT INFORMATION

We provide three distinct services and operate in the following three reportable segments: “FLNG”, “Corporate and other” and “Shipping” and our key performance indicator is Adjusted EBITDA. A reconciliation of net income to Adjusted EBITDA for the six months ended June 30, 2024 and 2023 is as follows:

(in thousands of $)	2024	2023
Net income/(loss)	101,725	(85,659)
Income taxes	278	1,697
Income/(loss) before income taxes	102,003	(83,962)
Depreciation and amortization	26,256	25,027
Impairment of long-lived assets	—	5,021
Unrealized loss on oil and gas derivative instruments (note 7)	13,902	191,657
Realized and unrealized mark-to-market losses on investment in listed equity securities (note 8)	—	62,308
Other non-operating income, net (note 8)	—	(9,823)
Interest income	(18,582)	(23,318)
Interest expense	—	972
Gains on derivative instruments, net (note 9)	(6,309)	(2,297)
Other financial items, net (note 9)	2,694	1,375
Net losses from equity method investments (note 15)	2,339	296
Net income from discontinued operations	—	(293)
Adjusted EBITDA	122,303	166,963

Our three distinct reportable segments are as follows:
•FLNG – This segment includes the operations of our FLNG vessels or projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently contract them to third parties. We currently have one operational FLNG, the FLNG Hilli, and one FLNG moored at the GTA field offshore Mauritania and Senegal, the FLNG Gimi, which is awaiting connection to upstream infrastructure (note 14).
•Corporate and other – This segment includes our vessel management, floating storage and regasification unit (“FSRU”) services for third parties, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments.
•Shipping – This segment includes the transportation operations of our LNG carriers.

	Six months ended June 30, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	112,488	10,830	6,330	129,648
Vessel operating expenses	(41,549)	(10,193)	(5,394)	(57,136)
Voyage, charterhire and commission expenses, net	—	(33)	(3,448)	(3,481)
Administrative expenses	(437)	(12,472)	(18)	(12,927)
Project development expenses	(2,385)	(1,952)	(1)	(4,338)
Realized gain on oil and gas derivative instruments, net (note 7)	70,537	—	—	70,537
Adjusted EBITDA	138,654	(13,820)	(2,531)	122,303

Net losses from equity method investments (note 15)	—	(2,339)	—	(2,339)

(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

Balance Sheet:	June 30, 2024
(in thousands of $)	FLNG	Corporate and other	Shipping	Total assets
Total assets (1)	3,320,004	669,869	131,145	4,121,018
Equity method investments (note 15)	—	50,153	—	50,153
(1) In March 2024, we acquired the Fuji LNG, the donor vessel for Mark II FLNG (“Mark II”) for $77.5 million and consequently reclassified the deposit of $15.5 million from “Other non-current assets” (note 16) to “Vessels and equipment, net”. The Fuji LNG is currently presented under the Shipping segment as she is currently trading as an LNG carrier.

	Six months ended June 30, 2023
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	116,594	24,044	10,860	151,498
Vessel operating expenses	(31,512)	(9,670)	(2,100)	(43,282)
Voyage, charterhire and commission expenses, net	(300)	(19)	(141)	(460)
Administrative (expenses)/income	(92)	(17,979)	9	(18,062)
Project development expenses	(2,237)	(34,713)	—	(36,950)
Realized gain on oil and gas derivative instruments, net (note 7)	103,903	—	—	103,903
Other operating income (note 5)	2,499	7,817	—	10,316
Adjusted EBITDA	188,855	(30,520)	8,628	166,963

Net (loss)/income from equity method investments (note 15)	—	(2,610)	2,314	(296)
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

Balance Sheet:	December 31, 2023
(in thousands of $)	FLNG	Corporate and other	Shipping	Total assets
Total assets	3,160,457	866,088	57,442	4,083,987
Equity method investments (note 15)	—	53,982	—	53,982

5.    REVENUE

The following table represents a disaggregation of revenue earned from contracts with external customers during the six months ended June 30, 2024 and 2023. Liquefaction services revenue is included under our “FLNG” segment while Vessel management fees and other revenues under our “Corporate and other” segment.

	Six months ended June 30,
(in thousands of $)	2024	2023
Base tolling fee (1)	102,251	102,251
Amortization of deferred commissioning period revenue (2)	2,054	2,043
Amortization of Day 1 gains (3)	6,253	6,219
Accrued overproduction revenue (4)	—	4,074
Incremental base tolling fee (5)	2,500	2,500
Other (6)	(570)	(493)
Liquefaction services revenue	112,488	116,594

Management fees revenue (7)	10,617	10,114
Service revenue (8)	—	13,798
Other revenues	213	132
Vessel management fees and other revenues	10,830	24,044
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel, and at an increased rate when the oil price is greater than $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the unaudited consolidated statements of operations (note 7).

(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term was deferred (notes 18 and 19) and recognized evenly over the term of the LTA.

(3) Day 1 gains result from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli’s gas derivative instruments pursuant to the third amendment to the LTA (“LTA Amendment 3”) (notes 18 and 19). These amounts were deferred on initial recognition and amortized evenly over the contract term.

(4) In March 2021, we signed an agreement with the Customer (the “LTA Amendment 2”), to change the contract term from one linked to fixed capacity of 500.0 billion cubic feet to one of a fixed term, terminating on July 18, 2026. This amendment also permits billing adjustments for amounts over or under the annual contracted capacity in a given contract year (“overproduction” or “underutilization”, respectively), commencing from contract year 2019. Amounts for overproduction were invoiced at the end of a given contract year, while amounts for underutilization (which is capped per contract year) will be a reduction against our final invoice to the Customer at the end of the LTA in July 2026.

For the six months ended June 30, 2023, we estimated $6.6 million of overproduction variable consideration. Pursuant to the fourth amendment to the LTA, we agreed with the Customer to increase contract year 2023 annual contracted capacity to offset the 2022 underproduction. The recognition was bifurcated between “Liquefaction services revenue” and “Other operating income” financial statement line items, of $4.1 million and $2.5 million, respectively. There were no comparable amounts for the six months ended June 30, 2024.

(5) In 2021, we entered into LTA Amendment 3 which increased the annual capacity utilization of FLNG Hilli by 0.2 million tonnes of LNG, for the 2022 contract year. In July 2022, the Customer exercised its option pursuant to LTA Amendment 3 for 0.2 million tonnes (out of 0.4 million tonnes) from January 2023 to the end of the LTA. The combined effect results in annual contracted base capacity of 1.4 million tonnes of LNG from January 1, 2022 to the end of the LTA. The tolling fee is linked to TTF and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments,” in the unaudited consolidated statements of operations (note 7).

(6) “Other” comprised of: (i) accrued demurrage costs of $0.3 million and $0.2 million for the six months ended June 30, 2024 and 2023, respectively, which we recognized in the period in which the delay occurred; and (ii) release of deferred liquidated damages recognized prior to the commencement of the LTA of $0.3 million and $0.3 million for the six months ended June 30, 2024 and 2023, respectively.

(7) Comprised of revenue earned from various ship management, administrative and vessel operation and maintenance services we provide to external customers.

(8) In August 2022, we entered into a development agreement with Snam to provide drydocking, site commissioning and hook-up services for the Italis LNG (formerly known as Golar Tundra) (the “Development Agreement”), which it acquired from us in May 2022. The Development Agreement includes contractual fixed payments recognized over the period of time that we provide the services to Snam. We completed the Development Agreement in May 2023 and recognized services revenue of $13.8 million during the six months ended June 30, 2023.

Contract Assets and Liabilities

The following table represents our contract assets and liabilities balances as of:

(in thousands of $)	June 30, 2024	December 31, 2023
Contract assets	21,212	21,403

Current contract liabilities	(4,220)	(4,220)
Non-current contract liabilities	(4,222)	(6,276)
Total contract liabilities (1)	(8,442)	(10,496)

(in thousands of $)	June 30, 2024	December 31, 2023
Opening contract liability balance (2)(3)	(10,496)	(62,416)
Deferral of revenue (4)	—	(2,325)
Recognition of unearned revenue (1)(2)	2,054	44,104
Recognition of deferred revenue (3)(4)	—	10,141
Closing contract liability balance	(8,442)	(10,496)

(1) Included within “Total contract liabilities” is the deferred commissioning revenue in relation to the FLNG Hilli of $8.4 million as of June 30, 2024 (December 31, 2023: $10.5 million) (note 18 and 19). We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining LTA contract term of two years.

(2) Due to a production shortfall of the FLNG Hilli for the 2022 contract year, we recognized a non-current contract liability for underutilization of $35.8 million which was fully unwound in 2023 following delivery of contract year 2023 annual LNG production.

(3) Pursuant to the Arctic SPA, upon receipt of a notice to proceed, we were to convert LNG carrier Golar Arctic to an FSRU which would lead to her eventual sale to Snam. The Arctic SPA included contractual fixed payments (recognized over the period of time that we would have provided the services to Snam). In June 2023, Snam’s option to issue the notice to proceed lapsed and in accordance with the Arctic SPA, we retained and recognized the first advance payment of $7.8 million and presented in “Other operating income” in the unaudited consolidated statements of operations.

(4) Included in “deferral of revenue” as of December 31, 2023 in the reconciliation of contract liabilities table above, is the deposit of $2.3 million received for the sale of the Gandria in May 2023, which subsequently completed in November 2023.

6.    EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share “EPS/(LPS)” is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS/(LPS) are as follows:

	Six months ended June 30,
(in thousands of $)	2024	2023
Net income/(loss) net of non-controlling interests - continuing operations - basic and diluted	81,127	(106,701)
Net income net of non-controlling interests - discontinued operations - basic and diluted	—	293

The components of the denominator for the calculation of basic and diluted EPS/(LPS) are as follows:

	Six months ended June 30,
(in thousands of $)	2024	2023
Basic:
Weighted average number of common shares outstanding	104,278	107,337

Dilutive:
Dilutive impact of share options and RSUs (1)	724	618
Weighted average number of common shares outstanding	105,002	107,955

EPS/(LPS) per share are as follows:

	Six months ended June 30,
	2024	2023
Basic EPS/(LPS) from continuing operations	$0.78	$(0.99)
Diluted EPS/(LPS) from continuing operations (1)	$0.77	$(0.99)
Basic and diluted EPS from discontinued operations	$—	0.00
(1) The effects of stock awards have been excluded from the calculation of diluted LPS from continuing operations for the six months ended June 30, 2023 because the effects were anti-dilutive.

7. REALIZED AND UNREALIZED GAIN/(LOSS) ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized gain/(loss) on the oil and gas derivative instruments is comprised of the following:

	Six months ended June 30,
	2024	2023
Realized gain on FLNG Hilli’s oil derivative instrument	36,656	36,156
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives	24,719	42,066
Realized gain on FLNG Hilli’s gas derivative instrument	9,162	25,681
Realized gain on oil and gas derivative instruments, net	70,537	103,903

Unrealized gain/(loss) on FLNG Hilli’s oil derivative instrument (note 16)	15,092	(74,840)
Unrealized loss on FLNG Hilli’s gas derivative instrument (note 16)	(5,294)	(94,642)
Unrealized MTM adjustment on commodity swap derivatives	(23,700)	(22,175)
Unrealized loss on oil and gas derivative instruments	(13,902)	(191,657)

Realized and unrealized gain/(loss) on oil and gas derivative instruments	56,635	(87,754)

The realized gain/(loss) on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to respective LTA amendments, whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

8. OTHER NON-OPERATING LOSSES

Other non-operating losses are comprised of the following:

	Six months ended June 30,
	2024	2023
Realized and unrealized MTM losses on investment in listed equity securities (1)	—	(62,308)
Dividend income from our investment in listed equity securities	—	9,823
Other non-operating losses	—	(52,485)

(1) During the six months ended June 30, 2023, we sold 1.2 million shares of Class A NFE common shares (“NFE Shares”) at a price range between $36.90 and $40.38 per share for an aggregate consideration of $45.6 million which resulted to $62.3 million realized MTM losses. We also disposed of our remaining 4.1 million NFE Shares that were applied as partial consideration for the repurchase of 1,230 common units in Golar Hilli LLC “Hilli LLC” from NFE, which NFE acquired pursuant to the sale of our investment in Golar LNG Partners LP (“Golar Partners”) to NFE in April 2021. Following these transactions, we no longer hold any listed equity securities.

9.     GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

Gains on derivative instruments, net are comprised of the following:

(in thousands of $)	Six months ended June 30,
	2024	2023
Net interest income on undesignated interest rate swap (“IRS”) derivatives	4,555	3,750
Unrealized MTM adjustment for IRS derivatives	1,754	(1,453)
Gains on derivative instruments, net	6,309	2,297

Other financial items, net is comprised of the following:

(in thousands of $)	Six months ended June 30,
	2024	2023
Amortization of debt guarantees (1)	827	1,034
Foreign exchange gain/(loss) on operations	460	(1,427)
Financing arrangement fees and other related costs (2)	(3,768)	(799)
Others	(213)	(183)
Other financials items, net	(2,694)	(1,375)
(1) “Amortization of debt guarantees” relates to guarantee fees earned for the provision of (i) charter guarantees to Energos and (ii) debt guarantees for certain of CoolCo's outstanding sale and leaseback debts amounting to $159.6 million.
(2) Included within “Financing arrangement fees and other related costs” for the six months ended June 30, 2024 is $3.7 million financial charges incurred by the FLNG Hilli's lessor VIE.

10.    OPERATING LEASES

Rental income

The components of operating lease income were as follows:

	Six months ended June 30,
(in thousands of $)	2024	2023
Operating lease income	3,581	10,860
Variable lease income (1)	2,749	—
Total operating lease income (2)	6,330	10,860
(1) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2) Total operating lease income is presented in the unaudited consolidated statement of operations line item “Time and voyage charter revenues.”

11.     VARIABLE INTEREST ENTITIES (“VIEs”)

11.1 Lessor VIE

As of June 30, 2024, we leased one (December 31, 2023: one) vessel from China State Shipbuilding Corporation entity (“CSSC entity”) as part of a sale and leaseback agreement. The CSSC entity is a special purpose vehicle owned by a third party (“Lessor SPV”) that we are required to consolidate under US GAAP. In this transaction, we sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter for an initial term of ten years. In June 2023, we entered into the fourth side letter to FLNG Hilli’s sale and leaseback facility which amended the reference rate to a Secured Overnight Financing Rate (“SOFR”) from London Interbank Offered Rate (“LIBOR”), reduced the margin and extended the tenor of the facility by 5 years to 2033. These amendments did not impact our total bareboat obligations. We still have the option to repurchase the vessel at a fixed predetermined amount during i2ts charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charter with the lessor VIE as of June 30, 2024, is shown below:

(in thousands of $)	2024(1)	2025	2026	2027	2028	2029+
Hilli (2)	42,095	82,201	79,077	76,043	72,830	274,766
(1) For the six months ending December 31, 2024.

(2) The payment obligations above include contractual capital and variable rental payments due under the lease.

The assets and liabilities of the lessor VIE that most significantly impact our unaudited consolidated balance sheet as of June 30, 2024 and December 31, 2023, are as follows:

(in thousands of $)	June 30, 2024	December 31, 2023
Assets
Restricted cash and short-term deposits	17,590	18,085

Liabilities
Total debt (1):	(350,752)	(393,193)
Current portion of long-term debt and short-term debt	(287,223)	(299,576)
Long-term debt	(63,529)	(93,617)
(1) Where applicable, these balances are net of deferred finance charges.
The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the six months ended June 30, 2024 and 2023 are as follows:

(in thousands of $)	2024	2023
Continuing operations
Statement of operations
Other financial items, net (note 9)	3,749	—
Interest expense	10,381	5,273

Statement of cash flows
Net debt repayments	(42,670)	(52,359)
Financing costs paid	—	(3,150)

11.2    Golar Hilli LLC

Hilli LLC owns Golar Hilli Corp. (“Hilli Corp”), the disponent owner of FLNG Hilli. The ownership interests in Hilli LLC are represented by three classes of units: the Hilli Common Units, the Series A Special Units and the Series B Special Units. We are the managing member of Hilli LLC and are responsible for all operational, management and administrative decisions relating to Hilli LLC’s business. We have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the FLNG Hilli and, as a result, we concluded that Hilli LLC is a VIE, that we are the primary beneficiary and that we consolidate both Hilli LLC and Hilli Corp.

As of June 30, 2024 and December 31, 2023, the ownership structure of Hilli LLC is as follows:

	Percentage ownership interest
	Hilli Common Units	Series A Special Units	Series B Special Units
Golar LNG Limited	94.6%	89.1%	89.1%
Seatrium	5.0%	10.0%	10.0%
B&V	0.4%	0.9%	0.9%
Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impact our unaudited consolidated balance sheets are as follows:

(in thousands of $)	June 30, 2024	December 31, 2023
Balance sheet
Current assets	83,927	70,461
Non-current assets	1,198,071	1,212,922
Current liabilities	(341,173)	(342,480)
Non-current liabilities	(86,889)	(125,094)
(1) Balances are inclusive of the Hilli Lessor VIE.

The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the six months ended June 30, 2024 and 2023 are as follows:

(in thousands of $)	2024	2023
Statement of operations
Liquefaction services revenue	112,488	116,594
Realized and unrealized gain/(loss) on oil and gas derivative instruments	56,635	(87,754)

(in thousands of $)	2024	2023
Statement of changes in equity
Additional paid-in capital (1)	—	(251,249)
Non-controlling interest	—	35,644

Statement of cash flows
Reacquisition of common units in Hilli LLC	—	(100,047)
Net debt repayments	(42,670)	(52,359)
Financing costs paid	—	(3,150)
Cash dividends paid	(4,737)	(17,842)
(1) In March 2023, we repurchased the 1,230 Hilli Common Units, held by Golar Partners from NFE which represents an increase in our ownership interest in Hilli LLC while control is retained. Consequently, a loss of $251.2 million was recorded in equity.

11.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common shares of Gimi MS Corporation (“Gimi MS”) to First FLNG Holdings in April 2019, we have determined that (i) Gimi MS is a VIE and (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our unaudited consolidated balance sheets are as follows:

(in thousands of $)	June 30, 2024	December 31, 2023
Balance sheet
Current assets	113,037	17,359
Non-current assets	1,731,916	1,702,148
Current liabilities	(205,493)	(168,370)
Non-current liabilities	(560,466)	(585,678)

The most significant impact of Gimi MS VIE’s operations on our unaudited consolidated statements of cash flows for the six months ended June 30, 2024 and 2023 are as follows:

	Six months ended June 30,
(in thousands of $)	2024	2023
Statement of cash flows
Additions to asset under development	88,965	138,102
Capitalized financing costs	(569)	(1,156)
Net debt receipts	—	85,000
Proceeds from subscription of equity interest	27,278	21,118

12.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	June 30, 2024	December 31, 2023
Restricted cash in relation to the FLNG Hilli (1)	60,988	60,996
Restricted cash and short-term deposits held by lessor VIE (2)	17,590	18,085
Restricted cash relating to the LNG Hrvatska O&M Agreement (3)	12,404	12,083
Restricted cash in relation to the FLNG Gimi (4)	1,949	—
Restricted cash relating to office lease	999	1,081
Total restricted cash and short-term deposits	93,930	92,245
Less: Amounts included in current restricted cash and short-term deposits	(19,539)	(18,115)
Non-current restricted cash	74,391	74,130

(1) In November 2015, in connection with the issuance of a $400 million letter of credit (“LC”) by a financial institution to the Customer of the FLNG Hilli, we recognized an initial cash collateral of $305.0 million to support the FLNG Hilli performance guarantee. Under the provisions of the LC, the terms allow for a stepped reduction in the value of the guarantee over time and a corresponding reduction to the cash collateral requirements. In May 2021, the FLNG Hilli had achieved 3.6 million tonnes of LNG production, reducing the LC to $100.0 million and the cash collateral to $61.0 million as of June 30, 2024. The cash collateral is expected to be restricted until the end of the LTA term.

In November 2016, after we satisfied certain conditions precedent, the LC originally issued with an initial expiration date of December 31, 2018, was re-issued and automatically extends, on an annual basis, until the tenth anniversary of the acceptance date of the FLNG Hilli, unless the bank exercises its option to exit from the arrangement by giving a three months’ notice prior to the next annual renewal date.

(2) These are amounts held by lessor VIE that we are required to consolidate under U.S. GAAP into our financial statements (note 11).

(3) In connection with the LNG Hrvatska O&M Agreement, we are required to maintain two performance guarantees, one in the amount of $9.7 million (€9.1 million) and one in the amount of $1.3 million, both of which will remain restricted throughout the 10-year term until December 2030.

(4) In 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion of the FLNG Gimi. Restricted cash requirements under the facility agreement provide additional security to the lenders before and post FLNG Gimi’s commercial operations date (“COD”). Pre-COD, all earnings are required to be restricted, however it can be released for debt service obligations subject to lenders' approval. Post-COD these earnings will be released through a waterfall mechanism, as stipulated in the debt facility agreement.

13.    OTHER CURRENT ASSETS

Other current assets consist of the following:

(in thousands of $)	June 30, 2024	December 31, 2023
MTM asset on TTF linked commodity swap derivatives (note 20)	24,378	48,079
Interest receivable from money market deposits and bank accounts (note 20)	4,059	3,929
Prepaid expenses	3,322	2,292
Inventories	2,557	1,990
Receivable from IRS derivatives	2,340	2,461
MTM asset on IRS derivatives (note 20)	2,089	2,697
Receivable from TTF linked commodity swap derivatives	—	7,581
Others (1)	107,720	2,968
Other current assets	146,465	71,997
(1) Included within “Others” as of June 30, 2024 is the reclassification of the pre-commissioning net contractual cash flow in relation to the Gimi LOA of $92.6 million from “Other non-current assets” in alignment with the FLNG Gimi’s expected COD in mid-2025.

14.    ASSET UNDER DEVELOPMENT

(in thousands of $)	June 30, 2024	December 31, 2023
Opening asset under development balance	1,562,828	1,152,032
Additions	85,363	338,327
Interest costs capitalized	44,663	72,469
Closing asset under development balance	1,692,854	1,562,828

14.1. Gimi conversion financing

The aggregate conversion cost including financing costs is approximately $1.7 billion of which $700.0 million is funded by the Gimi facility (note 18). As of June 30, 2024, the estimated timing of the outstanding payments is as follows:

(in thousands of $)
Period ending December 31,
2024 (1)	175,937
2025	53,565
Total	229,502
(1) For the six months ending December 31, 2024.

14.2. Gimi LOA

In February 2019, Gimi MS entered into a Lease and Operate Agreement with BP Mauritania Investments Limited (“bp”), Gimi MS and our subsidiary Golar MS Operator S.A.R.L. (the “LOA”) which was subsequently amended on August 3, 2024 (note 23). The LOA provides for the construction and conversion of LNG carrier Gimi to a FLNG, transit, mooring and connection to the upstream project infrastructure (of which bp is the appointed operator), commissioning with the upstream facilities including its floating production, storage and offloading vessel, completing specified acceptance tests, followed by 20 years of commercial operations, commencing on COD.

FLNG Gimi’s departure from the shipyard was postponed from March 2023 to November 2023 to allow for further vessel completion, pre-commissioning and testing work to be completed in the shipyard prior to departure, considering that skills and resources were more accessible in Singapore at the time. FLNG Gimi arrived at the GTA Hub's operating boundary on January 10, 2024 and was securely moored to the Hub on February 20, 2024.

We and bp are required to meet various contractual delivery schedules with delays resulting in contractual prepayments between the parties in advance of COD. Following COD, we will operate and maintain FLNG Gimi and make her capacity exclusively available for the liquefaction of natural gas from the GTA Project and offloading of LNG produced for a period of twenty years. Post COD, the contractual dayrate is comprised of capital and operating elements.

14.3. Gimi LOA pre-commissioning contractual cash flows

As a result of project delays, pre-commissioning contractual cash flows commenced in March 2023 and as of June 30, 2024, Gimi MS recognized $92.6 million of net amounts paid to bp (note 13).

The ongoing contract interpretation dispute regarding certain of these pre-commissioning contractual cash flows continues, regarding amounts payable by bp to Gimi MS. As of June 30, 2024, we remained of the view that Gimi MS is due Project Delay Payments (“PDPs”) from May 2023 from bp, which bp have disputed. To facilitate a mutual resolution, Gimi MS followed the dispute resolution provisions included in the LOA and thereafter initiated arbitration proceedings in respect of the PDPs in August 2023. We consider the contractual PDPs receivable from bp as a contingent gain and no amounts are recognized in our consolidated financial statements as of June 30, 2024. Any amount we may recover will not be reflected in our consolidated financial statements until such time as our claim has been resolved and the amount is realized or realizable. Refer to note 23 for the amended pre-COD contractual cash flows agreed pursuant to the LOA Amendment Deed.

15.     EQUITY METHOD INVESTMENTS

	Six months ended June 30,
(in thousands of $)	2024	2023
Share of net losses of Avenir LNG Limited (“Avenir”)	(2,503)	(2,879)
Share of net income of CoolCo	—	1,491
Share of net income of other equity method investments	682	269
(Loss)/gain on disposal (1)	(518)	823
Net losses from equity method investments	(2,339)	(296)

The carrying values of our equity method investments as of June 30, 2024 and December 31, 2023 are as follows:

(in thousands of $)	June 30, 2024	December 31, 2023
Avenir	34,152	35,729
Logística e Distribuição de Gás S.A. (“LOGAS”)	8,340	9,261
Egyptian Company for Gas Services S.A.E (“ECGS”)	5,509	5,237
Aqualung Carbon Capture AS (“Aqualung”)	2,152	2,244
MGAS Comercializadora de Gás Natural Ltda. (“MGAS”) (2)	—	1,511
Equity method investments	50,153	53,982
(1) In March 2023, we sold 4.5 million of our CoolCo shares at NOK 130/$12.60 per share for net consideration of $56.1 million, inclusive of $0.1 million fees. As of June 30, 2024, following the sale of our CoolCo shares, we retain one common share in CoolCo which is required by debt covenants relating to the guarantees we continue to provide CoolCo. The gain on disposal of $0.8 million is included in the unaudited consolidated statement of operations line-item “Net income/(losses) from equity method investments.”

(2) In May 2024, Macaw Energies Brasil Servicos de Gás Natural Ltda, our wholly owned subsidiary, completed the disposal of its 51% equity interest in MGAS for a consideration of $0.8 million (BRL4.25 million). The loss on disposal of $0.5 million is included in the unaudited consolidated statement of operations line-item “Net income/(losses) from equity method investments.”

16.     OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

(in thousands of $)	June 30, 2024	December 31, 2023
Pre-operational assets (1)	223,557	189,023
Oil derivative instrument (note 20)	121,040	105,948
Gas derivative instrument (note 20)	48,368	53,663
MTM asset on IRS derivatives (note 20)	39,053	36,690
Operating lease right-of-use-assets (2)	7,895	7,386
Others (3)	1,376	107,096
Other non-current assets	441,289	499,806
(1) As of June 30, 2024, “Pre-operational assets” comprised of:
•MKII FLNG project capitalized engineering costs, long lead items and deposit for a donor vessel of $77.2 million, $138.3 million and $nil, respectively (December 31, 2023: $59.4 million, $109.8 million and $15.5 million, respectively). The donor vessel, Fuji LNG, was acquired on March 4, 2024 for total consideration of $77.5 million. Consequently, the deposit for the donor vessel of $15.5 million was reclassified from “Other non-current assets” to “Vessels and equipment, net” of the unaudited consolidated balance sheets.
•F2X project capitalized engineering and other directly attributable costs of $8.0 million (December 31, 2023: $4.4 million).
(2) “Operating lease right-of-use-assets” mainly comprised of our office leases in London and Oslo.
(3) Included within “Others” as of June 30, 2024 and December 31, 2023 are pre-commissioning contractual cash flows in relation to the Gimi LOA of $nil and $105.4 million, respectively. As mentioned in note 13, the reclassification of the pre-commissioning net contractual cash flow to “Other current assets” was in alignment with the FLNG Gimi’s expected COD in mid-2025.
.

17.    DEBT

As of June 30, 2024 and December 31, 2023, our debt was as follows:

(in thousands of $)	June 30, 2024	December 31, 2023
Gimi facility (note 14.1)	(630,000)	(630,000)
Unsecured Bonds	(199,905)	(199,869)
Golar Arctic facility	(10,943)	(14,589)
Subtotal (excluding lessor VIE debt)	(840,848)	(844,458)
CSSC VIE debt - FLNG Hilli facility (1)	(353,455)	(396,125)
Total debt (gross)	(1,194,303)	(1,240,583)
Less: Deferred financing costs	20,711	23,853
Total debt, net of deferred financing costs	(1,173,592)	(1,216,730)

At June 30, 2024, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (2)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(66,111)	(287,223)	(353,334)
Long-term debt	(756,729)	(63,529)	(820,258)
Total	(822,840)	(350,752)	(1,173,592)
(1) These amounts relate to a certain lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate into our financial statements as a VIE (note 11).

18.     OTHER CURRENT LIABILITIES

Other current liabilities are comprised of the following:

(in thousands of $)	June 30, 2024	December 31, 2023
Day 1 gain deferred revenue - current portion (1) (note 19)	(12,783)	(12,783)
Deferred revenue	(4,220)	(4,220)
Current portion of operating lease liability	(1,548)	(1,462)
Other payables (2)	(6,458)	(32,485)
Other current liabilities	(25,009)	(50,950)
(1) Current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 5). As of June 30, 2024, the Day 1 gain deferred revenue - current portion relating to FLNG Hilli’s oil and gas derivative instruments is $10.0 million and $2.8 million, respectively (December 31, 2023: $10.0 million and $2.8 million).
(2) Included in “Other payables” as of June 30, 2024 and December 31, 2023 is pre-commissioning contractual cash flow in relation to the Gimi LOA of $nil and $30.5 million respectively (note 14).

19.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are comprised of the following:

(in thousands of $)	June 30, 2024	December 31, 2023
Pension obligations	(21,999)	(23,471)
Day 1 gain deferred revenue (1)	(12,926)	(19,179)
Non-current portion of operating lease liabilities	(6,212)	(5,881)
Deferred commissioning period revenue (2)	(4,222)	(6,276)
Other payables (3)	(6,971)	(6,793)
Other non-current liabilities	(52,330)	(61,600)
(1) Non-current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 7). As of June 30, 2024, the non-current portion of the Day 1 gain deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $10.0 million and $2.9 million, respectively (December 31, 2023: $14.8 million and $4.4 million).

(2) The Customer’s billing during the commissioning period, prior to vessel acceptance and commencement of the LTA, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the unaudited consolidated statements of operations evenly over the LTA contract term, with this commencing on the Customer’s acceptance of the FLNG Hilli. The current portion of deferred commissioning period billing is included in “Other current liabilities” (note 18).

(3) Included in “Other payables” as of June 30, 2024 and December 31, 2023 is an asset retirement obligation of $6.2 million and $6.0 million, respectively. The corresponding mooring asset of $4.7 million is recorded within “Vessels and equipment, net” in the unaudited consolidated balance sheets.

20.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024		December 31, 2023
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	527,591	527,591	679,225	679,225
Restricted cash and short-term deposits (1)	Level 1	93,930	93,930	92,245	92,245
Trade accounts receivable (3)	Level 1	31,511	31,511	38,915	38,915
Interest receivable from money-market deposits and bank accounts (3)	Level 1	4,059	4,059	3,929	3,929
Receivable from TTF linked commodity swap derivatives (3)	Level 1	—	—	7,581	7,581
Receivable from IRS derivatives (3)	Level 1	2,340	2,340	2,461	2,461
Trade accounts payable (3)	Level 1	(88,985)	(88,985)	(7,454)	(7,454)
Current portion of long-term debt and short-term debt (3) (4) (5)	Level 2	(356,931)	(356,931)	(343,781)	(343,781)
Long-term debt (4) (5)	Level 2	(637,467)	(637,467)	(696,933)	(696,933)
Long-term debt - Unsecured Bonds (4) (6)	Level 1	(199,905)	(199,184)	(199,869)	(197,906)

		June 30, 2024		December 31, 2023
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Derivatives:
Oil and gas derivative instruments (7)	Level 2	169,408	169,408	159,611	159,611
Asset on IRS derivatives (8)	Level 2	41,142	41,142	39,387	39,387
Asset on TTF linked commodity swap derivatives (8)	Level 2	24,378	24,378	48,079	48,079

(1) These instruments carrying value are highly liquid and deemed reasonable estimates of fair value.

(2) Included within cash and cash equivalents of $527.6 million and $679.2 million are $445.9 million and $481.7 million held in short-term money-market deposits as of June 30, 2024 and December 31, 2023, respectively. During the six months ended June 30, 2024 and 2023, we earned interest income on short-term money-market deposits of $13.4 million and $17.8 million, respectively.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) Our debt obligations are recorded at amortized cost. The amounts presented in the table above are gross of the deferred financing costs of $20.7 million and $23.9 million at June 30, 2024 and December 31, 2023, respectively.

(5) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly basis.

(6) The estimated fair values of our Unsecured Bonds are based on their quoted market prices as of the balance sheet date.

(7) The fair value of the oil and gas derivative instruments is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(8) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

As of June 30, 2024, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for SOFR as summarized below:

Instrument	Notional value (in thousands of $)	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	538,958	March 2025 to November 2029	1.93% - 2.37%

Commodity price risk management

Although the LTA bills at a base rate of $60.00 per barrel over the contract term for 1.2 million tonnes out of the base capacity of 1.44 million tonnes of LNG, we bear no downside risk to the movement of oil prices should the oil price move below $60.00. Pursuant to LTA Amendment 3, the remaining 0.2 million tonnes of LNG is linked to the TTF index and the Euro/U.S. Dollar foreign exchange movements.

We have entered into commodity swaps to economically hedge our exposure to a portion of FLNG Hilli’s tolling fee that is linked to the TTF index, by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties. We have entered into master netting agreements with our counterparties and are subject to nominal credit risk as these transactions are settled on a daily margin basis with investment-grade institutions.

Instrument	Notional quantity (MMBtu)	Maturity date	Fixed price/MMBtu
Commodity swap derivatives:
Receiving fixed, pay floating	806,502	2024	$51.20
Receiving floating, pay fixed	806,502	2024	$20.55

21.    RELATED PARTY TRANSACTIONS

a) Transactions with existing related parties:

Amounts due from related parties as of June 30, 2024 and December 31, 2023 consisted of the following:

(in thousands of $)	June 30, 2024	December 31, 2023
Avenir	7,525	7,312
Non-current amounts due from Avenir are comprised primarily of unpaid debt guarantee fees, a revolving shareholder loan and related interest and fees.
In 2021, we entered into a revolving shareholder loan which was extended to November 2025. The facility bears a fixed interest rate of 7%. As of June 30, 2024, the shareholder loan of $5.3 million is fully drawn and the total interest receivables amounted to $0.2 million and $0.1 million for the six months ended June 30, 2024 and 2023, respectively. Avenir also entered into agreements to compensate Golar in relation to the provision of certain debt guarantees relating to Avenir and its subsidiaries, amounting to $0.1 million and $0.1 million for the six months ended June 30, 2024 and 2023, respectively.

b) Transactions with former related parties

Following the sale of our CoolCo shares in March 2023, CoolCo ceased to be a related party and subsequent transactions with CoolCo and its subsidiaries were treated as third-party transactions and settled under normal payment terms.

Summarized below are the transactions with CoolCo and its subsidiaries for the period from January 1, 2023 to March 2, 2023:

(in thousands of $)	Period ended January 1, 2023 to March 2, 2023
Management and administrative services revenue	588
Ship management fees expense	(333)
Debt guarantee fees	175
Commitment fees	21
Total	451

22.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	June 30, 2024	December 31, 2023
Book value of vessels secured against loans (1)	1,126,078	1,075,018
(1) This excludes the FLNG Gimi which is classified as “Assets under development” (note 14) and secured against its specific debt facility (note 17).

Capital Commitments

•FLNG conversion
We have agreed to contract terms for the conversion of a generic LNG carrier to an FLNG which is subject to certain payments and lodging of a full notice to proceed. We have also provided a guarantee to cover the sub-contractor’s obligations in connection with the conversion of the vessel. If we do not proceed with the conversion, we may be liable for certain termination payments.

•MKII FLNG
In 2022, our Board of Directors approved up to $328.5 million of capital expenditures for the MKII FLNG. As of June 30, 2024, we entered into agreements for engineering services and long lead items amounting to $108.2 million (note 16).

•Macaw F2X build
As of June 30, 2024, we entered into agreements for engineering services and long lead items amounting to $6.8 million (note 16).

23.    SUBSEQUENT EVENTS

Since June 30, 2024, the following non-recognized events have occurred:

•Gimi’s LOA Amendment Deed

On August 3, 2024, we entered into an LOA Amendment Deed to resolve the ongoing LOA contract interpretation dispute (the “Amendment Deed”). The Amendment Deed simplified the contractual cash flows and settled previous disputes related to payment mechanisms for pre-Commercial Operations Date (“pre-COD”) cashflows and re-aligns both Golar and bp towards the successful completion of the GTA Project and reaching COD. Consequentially, all existing disputes, including the arbitration process have been settled.

The Amendment Deed includes a step-up mechanism for daily payments, which are tied to project milestones pre-COD, secured by defined long-stop dates. Golar will also be entitled to receive lump sum bonus payments upon the achievement of specific project milestones. Under the terms of the Amendment Deed, Golar expects to receive approximately $220 million across 2024 and 2025 in pre-COD compensation inclusive of milestone bonuses, of which approximately $130 million will be invoiced in 2024. The $110 million that Golar has paid bp in liquidated damages for the period up until January 10, 2024 will remain with bp. It is expected that this pre-COD compensation, net of already paid liquidated damages, will be deferred on the balance sheet until COD.

•Dividends

On August 15, 2024, we declared a dividend of $0.25 per share in respect of the three months ended June 30, 2024 to shareholders of record on August 26, 2024, which will be paid on or around September 3, 2024.